Filed by Bristol-Myers Squibb Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Bristol-Myers Squibb Company

Commission File No.: 333-163126

Bristol-Myers Squibb Announces Split-Off of Mead Johnson

•	Completes Major Phase in Company’s BioPharma Transformation

•	Provides Bristol-Myers Squibb Shareholders an Option for a Tax-Free Exchange

•	Expected to be Accretive to EPS Beginning in 2010

•	Reflects Strength and Sustainability of BioPharma Business

(NEW YORK, November 15, 2009) — Bristol-Myers Squibb Company (NYSE: BMY) today announced it will split off its holdings in Mead Johnson Nutrition Company. The company expects the split-off to be a tax-advantaged way to further deliver value to Bristol-Myers Squibb shareholders. The split-off is expected to be net cash flow positive to the BioPharma business and accretive to earnings per share beginning in 2010.

“This marks the latest step in our company’s transformation into a BioPharma leader,” said James M. Cornelius, chairman and chief executive officer of Bristol-Myers Squibb. “By executing our healthcare divestment strategy, we have sharpened our BioPharma focus, improved the overall financial strength of the company and supported our ability to pursue strategic business development opportunities. All of these actions help us fulfill our mission to discover, develop and deliver innovative medicines to help patients prevail over serious diseases.”

“Now is the right time to move forward with a split-off given the excellent performance of Mead Johnson since the IPO earlier this year and our confidence in the current and future performance of our biopharmaceuticals business. With a successful execution of this split-off, we fully consider ourselves a BioPharma company.”

In the exchange offer, Bristol-Myers Squibb shareholders can exchange some, none or all of their shares of Bristol-Myers Squibb common stock for shares of Mead Johnson common stock. The exchange is generally expected to be tax-free to participating shareholders. As part of the exchange offer, Bristol-Myers Squibb will convert all of its Mead Johnson class B common stock into Mead Johnson class A common stock. Upon the completion of the exchange offer, only Mead Johnson class A common stock will remain outstanding.

The exchange offer is designed to permit Bristol-Myers Squibb shareholders to exchange shares of Bristol-Myers Squibb common stock for shares of Mead Johnson common stock at a discount.

Bristol-Myers Squibb is limited in what it can say under U.S. securities laws while the exchange offer is pending and as a result, the company has elected to postpone its investment community meeting originally planned for December 2, 2009 into 2010.

Details of the Exchange Offer

The price of Mead Johnson common stock is to be established by a formula as described below, subject to an upper limit of 0.6027 shares of Mead Johnson common stock per share of Bristol-Myers Squibb common stock. For each $1.00 of Bristol-Myers Squibb common stock accepted in the exchange offer, the tendering shareholder will receive approximately $1.11 of Mead Johnson common stock, subject to the upper limit on the exchange ratio.

The ratio at which shares of Bristol-Myers Squibb common stock and shares of Mead Johnson common stock will be exchanged will be determined by a 10 percent discount to the simple arithmetic average of the daily volume-weighted average prices of shares of Bristol-Myers Squibb common stock and Mead Johnson common shares, respectively, on the New York Stock Exchange over a three-day period currently expected to be December 8, 9, and 10, 2009. The final exchange ratio showing the number of shares of Mead Johnson common stock that Bristol-Myers Squibb shareholders participating in the exchange offer will receive for each share of Bristol-Myers Squibb common stock accepted for exchange will be announced by press release no later than 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the exchange offer which is expected to be December 11, 2009.

The exchange offer will expire at 12:00 midnight, New York City time, on December 14, 2009, unless extended or terminated. The completion of the exchange offer is subject to certain conditions including that at least 144,500,000 shares of Mead Johnson common stock will be distributed in exchange for shares of Bristol-Myers Squibb common stock, receipt of an opinion of counsel that the exchange offer should qualify as tax-free, the continuing effectiveness and validity of a private letter ruling received from the Internal Revenue Service, the related Mead Johnson Registration Statement on Form S-4 being declared effective by the U.S. Securities and Exchange Commission (SEC) and there being no material adverse change in the U.S. financial markets.

Bristol-Myers Squibb owns 170,000,000 shares of Mead Johnson class A and class B common stock, representing approximately 97.5% of the voting interest and 83.1% of the economic interest in Mead Johnson.

The largest possible number of shares of Bristol-Myers Squibb common stock that will be accepted will be equal to 170,000,000 divided by the final exchange ratio. Because the exchange offer is subject to proration if the offer is oversubscribed, the number of shares Bristol-Myers Squibb accepts in the exchange offer may be less than the number of shares tendered. If the conditions to completion of the exchange offer are met, Bristol-Myers Squibb will dispose of its entire ownership interest in Mead Johnson through the exchange offer and, if necessary, a subsequent spin-off of any shares it still owns after the exchange offer is completed.

The terms and conditions of the exchange offer will be more fully described in a Registration Statement on Form S-4 to be filed by Mead Johnson with the SEC and a Schedule TO also to be filed by Bristol-Myers Squibb with the SEC.

Citigroup Global Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated will serve as the dealer managers for the exchange offer.

Company and Conference Call Information

Bristol-Myers Squibb is a global biopharmaceutical company committed to discovering, developing and delivering innovative medicines that help patients prevail over serious diseases. For more information, please visit www.bms.com.

There will be a conference call on November 16, 2009 at 8:30 a.m. (ET) during which company executives will address inquiries from investors and analysts. Investors and the general public are invited to listen to a live web cast of the call at http://investor.bms.com or by dialing 913-312-1502, confirmation code 4909246. A replay will be available afterward at 402-280-9013, confirmation code 4909246.

Additional Information

In connection with the proposed disposition by Bristol-Myers Squibb of its interest in Mead Johnson via an exchange offer, Mead Johnson will file with the Securities and Exchange Commission a registration statement that includes an exchange offer prospectus. The prospectus contains important information about Bristol-Myers Squibb, Mead Johnson, the disposition and related matters, and Bristol-Myers Squibb will mail the prospectus to its shareholders. Investors and security holders are urged to read carefully and in its entirety the prospectus, and any other relevant documents filed with the SEC, when they become available and before making any investment decision. None of Bristol-Myers Squibb, Mead Johnson or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. You will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by Bristol-Myers Squibb and Mead Johnson at the SEC’s web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from Bristol-Myers Squibb at www.bms.com or Mead Johnson at www.mjn.com.

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities or a recommendation as to whether you should participate in the exchange offer. The offer is made solely by the prospectus.

Bristol-Myers Squibb has retained Georgeson Inc. as the information agent for the exchange offer. To obtain copies of the exchange offer prospectus and related documentation, or if you have questions about the terms of the exchange offer or how to participate, you may contact the information agent at (800) 868-1359 (toll-free in the United States), (212) 806-6859 (outside the United States) and (212) 440-9800 (for banks and brokers).

Forward-Looking Statements

Certain statements contained in this press release may constitute “forward-looking statements”. All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the exchange offer will be completed, or if it is completed, that it will close within the anticipated time period. Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect Bristol-Myers Squibb’s business, particularly those identified in the cautionary factors discussion in Bristol-Myers Squibb’s Annual Report on Form 10-K for the year ended December 31, 2008, its Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Bristol-Myers Squibb undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Contacts:

Media: Brian Henry, 609-252-3337, brian.henry@bms.com

Investors: John Elicker, 609-252-4611, john.elicker@bms.com